_________________________

_______________________

_______________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 200 6

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Company Contact:

Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Magic Software Enterprises Establishes an OEM Agreement with IBM for the DB2 Express Database System

Magic will bundle IBM's DB2 Express with its new eDeveloper V10 Composite Applications platform.

OR YEHUDA, ISRAEL (July 17, 2006) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, and IBM yesterday signed a global distribution and OEM agreement in which Magic will bundle IBM's DB2 Express with its new eDeveloper V10 Composite Applications platform.  The agreement is a three-year contract, which was facilitated by Software Route, an IBM software distributor for the OEM community.

eDeveloper V10 is a robust industry-leading environment for designing, developing and deploying composite applications alongside monolithic application solutions on a Service Oriented Architecture (SOA).  Based on 20 years of award-winning technology, eDeveloper V10 allows companies to use their existing business processes and legacy investments, as well as to rapidly customize large-scale and complex distributed applications in order to meet specific enterprise needs. Magic sells thousands of licenses worldwide annually.

DB2 Express is an advanced version of the leading DB2 database by IBM designed for small and medium enterprises. IBM recently announced significant improvements made in DB2 empowering it with new features and with a more robust performance.

Meir Nissensohn, CEO of IBM Israel, indicated that this agreement is a milestone in the OEM agreements in Israel. “ IBM is in the middle of a global process aimed at encouraging partners and Independent Software Vendors (ISVs) to integrate DB2 into their software solutions. The results of this move are comprehensive OEM agreements, such as the agreement signed today with Magic", Nissensohn added.

David Assia, CEO and chairman of the board of Magic Software Enterprises said, “Magic Softwares’ iBolt and eDeveloper have already earned IBM ServerProven status, and are included as part of the IBM System i5 Tools Innovation Program. The DB2 agreement is a further step in strengthening the relationship and the mutual understanding between IBM and Magic”, he concluded.

About Magic Software Enterprises

Magic Software, a subsidiary of Formula Systems (Nasdaq:FORTY) provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes by aligning their IT with their business operations, by accelerating the evolution to a Service Oriented Architecture through Application Integration and by Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products are built on 20 years of R&D and customer experience. We lead the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands at Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653. Ttelephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both in Israel and abroad.Other risk factors such as release and sales of new products by strategic resellers and customers, are detailed in the Company's most recent annual report and in other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: July 17, 2006